Exhibit 99.B(h)(2)

December 9, 2002

SEI Liquid Asset Trust

One Freedom Valley Drive

Oaks, PA 19456

RE:  Waiver of Fees and Reimbursement of Expenses

Ladies and Gentlemen:

This letter shall constitute an agreement (the “Agreement”) between SEI Investments Fund Management (the “Administrator”) and SEI Liquid Asset Trust (the “Trust”).  The Administrator, which acts as administrator to the portfolios of the Trust, agrees to waive its administration fees and/or to reimburse expenses of the Treasuries Securities Fund, Government Securities Fund, Prime Obligation Fund and Money Market Fund of the Trust (each a “Fund” and, collectively, the “Funds”) as necessary to keep total operating expenses (excluding interest, taxes and certain non-routine expenses) of the Funds from exceeding the following annual rates:

•	Treasuries Securities Fund – Class A Shares	0.44%
•	Government Securities Fund – Class A Shares	0.44%
•	Prime Obligation Fund – Class A Shares	0.44%
•	Money Market Fund – Class A Shares	0.44%

The Funds’ expense caps are not expected to cover all expenses.  For example, the expense caps do not cover investment related expenses, such as brokerage commissions, interest, taxes and money market fund insurance, if any, nor do they cover extraordinary or non-routine expenses, such as shareholder meeting costs or litigation costs.

This Agreement shall remain in effect, with respect to a Fund, until June 30, 2003 and, unless earlier terminated, shall be automatically renewed for successive one year periods thereafter.  The Agreement may be amended or terminated only with the consent of the Board of Trustees of the Trust.

Please execute a copy of this letter in the place provided below as evidence of your written consent to the terms of this agreement:

SEI Investments Fund Management

By:	/s/ Timothy D. Barto

Attested By:

Accepted and Agreed:

SEI Liquid Asset Trust

By:	/s/ Lydia A. Gavalis

Attested By: